Form 12b-25

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                                     Commission File No.


                           NOTIFICATION OF LATE FILING

                                  (Check One):

[X] Form 10-K and 10-KSB [ ]Form 20-F  [ ] Form 11-K
[ ] Form 10-Q and 10-QSB [ ] Form N-SAR

For Period Ended: August 28, 1999

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: N/A

+===============================================================================
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

                        PART I - REGISTRANT INFORMATION

--------------------------------------------------------------------------------


Full name of Registrant:                       Jennifer Convertibles, Inc.
                                               ---------------------------------

Former name if applicable:
                                               ---------------------------------

Address of principal executive office          419 Crossways Park Drive
(street and number)                            ---------------------------------

City, State and Zip Code                       Woodbury, New York  11797
                                               ---------------------------------

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                       PART II - RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]  |  (a) The reasons described in reasonable detail in Part III of this form
     |      could not be eliminated without unreasonable effort or expense.
     |
[X] | (b) The subject annual report, semi-annual report, transition report on | Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be | filed on or before the fifteenth calendar day following the | prescribed due date; or the subject quarterly report or transition | report on Form 10-Q, or portion thereof will be filed on or before
     |      the fifth calendar day following the prescribed due date; and
     |
[ ]  |  (c) The  accountant's  statement  or  other  exhibit  required  by  Rule
     |      12b-25(c) has been attached if applicable.
     |
     |

                              PART III - NARRATIVE

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

         We are seeking to resolve and report on our derivative litigation prior to filing, although there can be no assurance that this will occur prior to the extended filing deadline.

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


PART IV - OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification:

Name:   Harley J. Greenfield
-------------------------------
Area Code and Telephone number:  (516) 496-1900

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report (s).

                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Our net income was $370,000 for fiscal year ended August 28, 1999 compared to $90,000 for fiscal year ended August 29, 1998. Details are contained in our press release issued November 22, 1999. Please see Exhibit A attached hereto.



Date  November 29, 1999             By /s/  Harley J. Greenfield
                                    --------------------------------------------
                                    Name:   Harley J. Greenfield
                                    Title:  Chief Executive Officer

                                    ATTENTION
         INTENTION   MISSTATEMENTS  OR  OMISSIONS  OF  FACT  CONSTITUTE  FEDERAL
         CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

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
                                                                       EXHIBIT A

FOR IMMEDIATE RELEASE                CONTACT:       Donald Radcliffe
                                                    Radcliffe & Associates, Inc.
                                                    212-605-0534



                      JENNIFER CONVERTIBLES REPORTS RESULTS
                     FOR FOURTH QUARTER AND FISCAL YEAR END

                    o FOURTH QUARTER SALES INCREASE BY 7.5%
                    o COMPARABLE STORE SALES UP 8.3% FOR QUARTER
                    o EPS INCREASE TO $.43 FOR QUARTER FROM $.10


Woodbury, New York *** November 22, 1999 *** Jennifer Convertibles, Inc. (OTCBB:
JENN) announced today results for its fourth quarter and fiscal year ended August 28, 1999.

For the thirteen weeks ended August 28, 1999, sales increased by 7.5% to $31.3 million from the $29.1 million reported for the same period in the prior year. Comparable store sales (sales at those stores open for the entire period in the current and prior year periods) increased by 8.3% for the thirteen-week period. Net income for the thirteen weeks ended August 28, 1999, increased to $2,466,000 or $.43 per share compared to $584,000 or $.10 per share in the same period last year.

For the fiscal year, the Company reported net income of $370,000 or $.06 per share compared to $90,000 or $.02 per share in the prior fiscal year. For the fiscal year sales decreased by 2% to $109.3 million from the $111.6 million reported in the fiscal year, ended August 29, 1998. Comparable store sales (sales at those stores open for the entire period in the current and prior year periods) increased by 1% for the fiscal year.

Commenting on the fourth quarter and year-end results, Harley J. Greenfield, Chief Executive Officer of Jennifer said, "We are extremely pleased to report our second consecutive year of profitability and the strongest quarter in the Company's history. We believe these results validate the underlying fundamentals of the Jennifer concept. Our objective is to continue to increase sales in our existing stores, aggressively open new stores in existing and new markets, while continuously reducing expenses. We expect that this program will translate into improved annual earnings."

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Statements in this press release other than statements of historical fact are
"forward-looking statements." Such statements are subject to certain risks and uncertainties, including fluctuations in interest rates, changes in retail demand, vendor performance and other risk factors identified from time to time in the Company's filings with the Securities and Exchange Commission that could cause actual results to differ materially from any forward-looking statements. These forward-looking statements represent the Company's judgment as of the date of the release. The Company disclaims, however, any interest or obligation to update these forward-looking statements.

Jennifer Convertibles is the owner and licensor of the largest group of sofabed specialty retail stores in the United States, with 123 Jennifer Convertibles stores and 32 Jennifer Leather stores. As of August 28, 1999, the Company owned 52 Jennifer Convertibles stores and licensed 71 of the stores.

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                 SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                         FOURTH QUARTER              FISCAL YEAR ENDED
                                    -----------------------        ---------------------
                                    08/28/99       08/29/98        08/28/99     08/29/98
                                    --------       --------        --------     --------

NET SALES                        $    31,268    $    29,099    $   109,284    $   111,541
COST OF SALES &
 OTHER CHARGES                        20,093         18,544         71,607         74,054
SELLING, GENERAL &
 ADMINISTRATIVE
 EXPENSES                              8,538          9,869         35,890         35,984
CERTAIN CHARGES,
 (RECOVERIES) AND
 WRITE-OFF
 PROVISIONS                             (170)           (19)           (51)           159
DEPRECIATION &
 AMORTIZATION                            416            417          1,668          1,727

                                      28,877         28,811        109,114        111,924

OPERATING INCOME

(LOSS)                                 2,391            288            170           (383)

OTHER INCOME                             199            211            603            593

INCOME BEFORE TAXES                    2,590            499            773            210

TAXES                                    124            (85)           403            120

NET INCOME (LOSS)                $     2,466    $       584    $       370    $        90

PER SHARE DATA:

BASIC INCOME (LOSS)
 PER COMMON SHARE                $      0.43    $      0.10    $      0.06    $      0.02

WEIGHTED AVERAGE
 COMMON SHARES                     5,701,559      5,700,725      5,701,559      5,700,725

CERTAIN CHARGES AND WRITE-OFFS RELATED TO STORE CLOSING COSTS AND PROVISIONS AND (RECOVERIES) ARE FOR CERTAIN AFFILIATED COMPANY RECEIVABLES.

                   JENNIFER CONVERTIBLES, INC. & SUBSIDIARIES
                      SUMMARY CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                  8/28/99           8/29/98
                                  --------          --------

CASH                              $  6,907          $  4,384
ACCOUNTS RECEIVABLE                     31               500
INVENTORY                            9,634            10,018
DUE FROM AFFILIATED COMPANY          1,184               601
OTHER CURRENT ASSETS                   596               388

                                    18,352            15,891

FIXTURES & EQUIPMENT, NET            5,377             6,147
OTHER ASSETS                         2,416             2,061

                                    26,145          $ 24,099

ACCOUNTS PAYABLE                  $ 15,030          $ 14,917
CUSTOMER DEPOSITS                    8,757             6,892
OTHER CURRENT LIABILITIES            5,146             5,192

TOTAL CURRENT LIABILITIES           28,933            27,001

DEFERRED RENT AND
 CAPITAL LEASES                      5,248             5,546

(CAPITAL DEFICIENCY)                (8,036)           (8,448)

                                    26,145          $ 24,099

CONTACT:

Radcliffe & Associates, Inc., New York

Donald Radcliffe, 212/605-0534

KEYWORD:  NEW YORK

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